SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the Plan year ended December 31, 2005

OR

☐            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number

A.             Full title of the plan and the address of the plan, if different from that of the issuer named below:

Protection One 401(k) Plan

B.               Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PROTECTION ONE, INC.
1035 N. 3rd Street, Suite 101
Lawrence, KS  66044

PROTECTION ONE 401(k) PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005:
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005 -
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
Protection One 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Protection One 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Kansas City, Missouri
June 22, 2006

PROTECTION ONE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
Investments, at fair value (Note 3):
Mutual Funds	$26,204,038	$23,519,492
Protection One Common Stock Fund	69,203	89,900
Loan Fund	946,244	976,089

Total investments	27,219,485	24,585,481

Contributions receivable:
Employer	18,065	20,405
Participant	45,966	52,307
Total receivables	64,031	72,712

Total assets	27,283,516	24,658,193

LIABILITIES -
Excess contributions payable	93,731	46,704

NET ASSETS AVAILABLE FOR BENEFITS	$27,189,785	$24,611,489

See notes to financial statements.

PROTECTION ONE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

ADDITIONS:
Investment income:
Interest and dividend income	$1,197,201
Net appreciation in fair value of investments	372,775
Total investment income	1,569,976

Contributions:
Employer	1,051,381
Participant	2,717,450
Rollovers	116,554
Total contributions	3,885,385

Total additions	5,455,361

DEDUCTIONS:
Benefits paid to participants	2,796,212
Administrative expenses	80,853

Total deductions	2,877,065

Net Increase	2,578,296

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	24,611,489

End of year	$27,189,785

See notes to financial statements.

PROTECTION ONE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

1.                      DESCRIPTION OF PLAN

General - The Protection One 401(k) Plan (the “Plan”), was adopted to provide eligible employees of Protection One Alarm Monitoring, Inc. (the “Employer”) and other participating employers a method to provide for retirement and other related benefits. The Plan is administered by the retirement committee (the “Committee”) appointed by the Employer. Vanguard Fiduciary Trust Company serves as the trustee of the Plan. The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan established in accordance with Section 401(a) of the Internal Revenue Code (“IRC”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). All Protection One Alarm Monitoring, Inc., employees become eligible to participate at the beginning of any calendar month after completion of 90 days of service.

On February 17, 2004, Westar Energy, Inc., the Parent of the Employer, sold approximately 87 percent of the issued and outstanding shares of the Employer’s common stock to POI Acquisition I, Inc., a wholly owned subsidiary of POI Acquisition, L.L.C.

Contributions - Participants may contribute up to 50 percent of Basic compensation, as defined in the Plan. As of November 1, 2005 all future employees who have become eligible to participate in the Plan will automatically be enrolled in Employee Deductions equal to 4% of Basic compensation unless they contact the plan administrator prior to eligibility. In addition, all employees who are eligible to make elective deferrals under this Plan and have attained age 50 shall be eligible to make catch-up contributions in accordance with the Plan Document. Catch-up contributions shall not be taken into account for purposes of Employer matching contributions. Participants may also contribute amounts representing distributions from other qualified employee benefit Plans.

Participants direct the investment of their contributions and Employer contributions into various investment options offered by the Plan. In 2005, the Plan offered fifteen mutual funds as investment options for participants. Effective September 15, 2003, contributions and allocations into the Protection One Common Stock Fund were suspended until further notice. Contributions currently being allocated to the Protection One Common Stock Fund will automatically be invested in the Vanguard Prime Money Market Fund, until such time as a change in the contribution election is made. Funds contributed or allocated into the Protection One Common Stock Fund prior to September 15, 2003, are not affected by this action, and will remain invested in the Protection One Common Stock Fund until such time as the participant elects to reallocate that balance. Effective December 1, 2003, the Westar Energy Common Stock Fund was closed and removed as an investment option under the Plan. Participants had the option of reallocating their balance in the Westar Energy Common Stock Fund prior to the funds closure. Any funds remaining in the Westar Energy Common Stock Fund on December 1, 2003 were automatically transferred to the Vanguard Prime Money Market Fund.

The Employer will make a matching contribution to the Plan equal to a percentage (to be determined by the Board of Directors of the Employer in its discretion) of the pre-tax contributions made to the Plan for such pay period, Plan year, effective January 1, 2005 (disregarding any portion of such pre-tax contributions in excess of 6 percent of such participant’s base compensation, as defined by the Plan for such pay period, Plan year, effective January 1, 2005). Matching contributions may be made in the form of either cash or common stock of the Employer. Additional amounts may be contributed at the option of the Employer. Contributions are subject to certain limitations.

Vesting - Each participant has a fully vested and nonforfeitable interest in all voluntary contributions, rollover contributions, and income earned thereon. Participants transferring accounts from the Westar Energy, Inc. Employees’ 401(k) Savings Plan shall be 100 percent vested in their Employer Matching Account. In addition, if any amounts are directly transferred for a participant to this Plan by merger from the Safeguard Alarms, Inc. 401(k) Profit Sharing Plan and the Centennial Security Holdings 401(k) Profit Sharing Plan, the participant’s Employer Matching Account shall be 100 percent vested. Participants who terminate service for reasons other than normal retirement, death, or permanent disability prior to the completion of five years of service will forfeit the nonvested portion of Employer contributions to their account. Participants vest in Employer contributions according to the following schedule:

Years of Service	Vesting Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Forfeited Accounts - At December 31, 2005 and 2004 forfeited non-vested accounts totaled $4,915 and $28,838 respectively. The balances in these accounts will be used to restore any forfeited employer matching accounts, reduce future employer contributions or to pay administrative expenses of the Plan. During 2005, $76,578 was used to pay Plan expenses.

Participant Loans - Participants may borrow from their fund accounts an amount equal to the lesser of 50 percent of the participant’s vested account balance or $50,000. All loans must be repaid in equal installments on not less than a quarterly basis over a five-year period or in excess of five years for the purchase of a primary residence. The loans are collateralized by up to 50 percent of the participant’s vested account balance and bear interest at a rate consistent with interest rates charged by commercial entities for loans, which would be made under similar circumstances. Principal and interest are paid through payroll deductions. Interest rates on outstanding participant loans ranged from 5 percent to 10.5 percent as of December 31, 2005.

Participant Accounts - Each participant’s account is credited with the participant’s contribution, the Employer’s matching contribution, and an allocation of plan earnings, any additional Employer contributions and charged with an allocation of administrative expenses, if paid by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Administrative Expenses — The Plan or the Plan Sponsor, as provided in the Plan Document, pay administrative expenses of the Plan.

Payments of Benefits - Benefits are recorded when paid. On termination of service due to death, permanent disability, or normal retirement, a participant will be entitled to 100 percent of the value of their account balance, including employer contributions and earnings thereon. Effective December 15, 2003, any benefit payment made to a participant upon termination of employment or to the beneficiary of a deceased participant, will only be made in the form of a lump sum distribution. Thus participants or participant’s beneficiaries can no longer receive payments in the form of annuities or installments.

Effective March 28, 2005, if a distribution exceeding $1,000 is required to be made to a participant and the participant does not elect to receive the distribution, the distribution will be transferred in a direct rollover to an IRA established for the benefit of the participant. In addition, if the participant’s account has ever exceeded $5,000, the participant (and spouse, if applicable) must give written consent before the distribution may be made.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. There is a possibility that changes in the Protection One common stock could occur and affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition - Investments of the Plan are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The Protection One Common Stock Fund is valued at its respective year-end unit closing price (comprised of year-end market price plus uninvested cash). Participant loans are carried at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Excess Contributions Payable - The Plan is required to return contributions received during the Plan year in excess of the IRS limits.

3.                      INVESTMENTS

The following investments represent 5 percent or more of the net assets available for benefits at December 31:

	As of December 31,
	2005	2004
Vanguard 500 Index Fund	$5,417,372	$5,352,281
Vanguard International Growth Fund	1,648,485	1,252,119
Vanguard PRIMECAP Fund	5,546,104	5,163,392
Vanguard Prime Money Market Fund	2,876,422	2,691,552
Vanguard Total Bond Market Index Fund	1,751,030	1,671,962
Vanguard Wellington Fund	3,484,396	3,136,993
Vanguard Windsor Fund	3,702,800	3,382,450

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $372,775 as follows:

Mutual funds	$378,550
Protection One Common Stock Fund	(5,775)
$372,775

4.                      FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Employer by a letter dated March 7, 2005 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter, however, the Employer and the plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.                      PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their Employer contributions.

6.                      TRANSFERS FROM THE PLAN

On January 1, 2003 and March 19, 2003, Protection One Data Services, Inc. and AVOne, Inc., respectively, were sold back to Westar Energy, Inc. These participants will have a balance under this Plan until they elect to transfer it to the Westar Energy, Inc. Employees’ 401(k) Savings Plan. During 2005, no participants elected to transfer to the Westar Energy, Inc. Employees’ 401(k) Savings Plan.

7.                      RELATED-PARTY TRANSACTION

The Plan invests in shares of mutual funds sponsored and managed by Vanguard. Vanguard Fiduciary Trust Company is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Also, the Protection One Common Stock Fund holds shares of the Employer. These transactions also qualify as party-in-interest transactions.

8.              SUBSEQUENT EVENTS

On February 28, 2006, the Committee consented to the merger of the Network Multi-Family Security Corporation 401(k) Savings Plan (the “Network Plan”) into the Plan effective as of March 1, 2006. Conditions for this merger were as follows: (i) any account balance for a Network Plan participant attributable to elective deferrals is to be credited in the Plan to a Pre-Tax Account for such participant, (ii) any account balance for a Network Plan participant attributable to employer matching contributions is to be credited in the Plan to an Employer Matching Account for such participant, (iii) any account balance for a Network Plan participant attributable to rollover contributions is to be credited in the Plan to a Rollover Account for such participant, and (iv) any account balance for a Network Plan participant attributable to employer non-elective contributions is to be credited in the Plan to an Employer Discretionary Account for such participant.

******

EIN:  93-1064579
PN:  001

PROTECTION ONE 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units	Current Value
	Franklin Balance Sheet Investment Fund	Registered Investment Company	11,968	$738,806
*	Vanguard 500 Index Fund	Registered Investment Company	47,140	5,417,372
*	Vanguard Explorer Fund	Registered Investment Company	8,494	637,957
*	Vanguard International Growth Fund	Registered Investment Company	78,499	1,648,485
*	Vanguard PRIMECAP Fund	Registered Investment Company	84,920	5,546,104
*	Vanguard Prime Money Market Fund	Registered Investment Company	2,876,422	2,876,422
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	2,970	32,462
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	7,371	84,469
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	6,722	79,118
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	11,563	141,764
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	4,099	51,525
*	Vanguard Target Retirement Inc Fund	Registered Investment Company	1,085	11,328
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	174,059	1,751,030
*	Vanguard Wellington Fund	Registered Investment Company	114,807	3,484,396
*	Vanguard Windsor Fund	Registered Investment Company	215,907	3,702,800
*	Protection One Common Stock Fund	Company Stock Fund	101,769	69,203
*	Loan Fund	Loans to participants with interest rates ranging from 5%-10.5%, various maturity dates		946,244
	Total			$27,219,485

*                    Represents a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee for the Protection One 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Protection One 401(k) Plan

By:	/s/ Eric A. Devin	VP, Treasurer, Controller & Asst Secretary	Date:	06/28/2006
Eric A. Devin